Mail Stop 0407

March 22, 2005

Mr. Kurt A. Johnson
President and Chief Executive Officer
Fastclick, Inc.
360 Olive Street
Santa Barbara, CA 93101

  RE: **Fastclick, Inc.**
     Amendment #3 to Form S-1
     Filed March 16, 2005
     File No. 333-121528

Dear Mr. Johnson:

  We have reviewed your filing and have the following comments. Please amend your Form S-1 in response to these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1


Bonus Plan, page 73

1. Provide quantified disclosure of the revenue goals that the board will use in determining whether bonuses are to be paid or clearly state that there are none.

Report of Independent Registered Public Accounting Firm, Page F-2

2. Your auditor should remove the legend appearing at the bottom of their audit report and consent prior to when you make your request for effectiveness. Please include a clean copy of the report and an updated consent in a pre-effective amendment to your Form S-1.

Legality Opinion

3. Confirm to us in writing that the reference to "Delaware general corporation law" includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

4. We note that the opinion speaks only as of the date of the opinion. Please clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

Financial Statements

5. In regard to your response to comment #5, please tell us the number of stock options issued in January 2005, management's estimate of the fair value of the Company's common stock on the date of grant, and the amount of compensation expense recognized/deferred in connection with the issuance(s).

* * * *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Indicate in the cover letter where you have made changes in the amendment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.

You may contact Drew Walker, Staff Accountant, at (202) 942-2893 or Robert Littlepage, Accountant Branch Chief, at (202) 942-1947 if you have questions regarding comments on the financial statements and related matters. Please contact Reginald A. Norris, Staff Attorney, at (202) 942-2875 or me at (202) 942-1990 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief